                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              Radiant Systems, Inc.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                    75025N102
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Required Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

CUSIP No. - 75025N102

1    NAME OF REPORTING PERSON:

                                     Nationwide SA Capital Trust

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                                     52-6969856

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  /_/

     (b)  /_/

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION:

                                     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5    SOLE VOTING POWER               0

6    SHARED VOTING POWER             2,785,126

7    SOLE DISPOSITIVE POWER          0

8    SHARED DISPOSITIVE POWER        2,785,126

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     2,785,126

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_/

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                     8.91%

12   TYPE OF REPORTING PERSON
                                     IA

Item 1.

     (a)  Name of Issuer: Radiant Systems, Inc.

     (b)  Address  of  Issuer's  Principal   Executive  Office:  3927  Brookside
          Parkway, Alpharetta, GA 30022

Item 2.

     (a)  Name of Person Filing: Nationwide SA Capital Trust ("NSACT")

     (b)  Address of Principal Business Office or, if none, Residence:

                                     5 Tower Bridge
                                     300 Barr Harbor, Suite 300
                                     Conshohocken, PA  19428

     (c)  Citizenship: Delaware

     (d)  Title of the Class of Securities: Common Stock, no par value

     (e)  CUSIP number: 75025N102

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

     (a)  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

     (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c)  [ ]  Insurance  company as defined in section  3(a)(19) of the Act (15
          U.S.C. 78c).

     (d)  [ ] Investment  company  registered  under section 8 of the Investment
          Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [X]   An   investment   adviser   in   accordance   with   §240.13d-
          1(b)(1)(ii)(E);

     (f)  [  ]  An  employee  benefit  plan  or  endowment  fund  in  accordance with §240.13d-1(b)(1)(ii)(F);

     (g)  [  ]  A  parent  holding  company  or  control  person  in  accordance with §240.13d-1(b)(1)(ii)(G);

     (h)  [ ] A savings  association  as defined in Section  3(b) of the Federal
          Deposit Insurance Act (12 U.S.C. 1813);

     (i)  [ ] A  church  plan  that  is  excluded  from  the  definition  of  an investment  company under section  3(c)(14) of the Investment  Company
          Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

     In accordance with Securities and Exchange  Commission Release No. 34-39538
(Jan.  12,  1998),  this  statement on Schedule 13G is being filed by NSACT as a separate  business unit or division of its ultimate  parent  entity,  Nationwide
Mutual Insurance Company.  NSACT, acting as a separate business unit or division for  purposes  of  Regulation  13D-G,  exercises  voting and  investment  powers independently  from other  business  units or  divisions  of  Nationwide  Mutual
Insurance Company (other than Nationwide Fund Advisors, a registered  investment adviser that does not have  beneficial  ownership of any shares of the issuer as of July 31, 2007).

     The securities  reported herein are beneficially  owned by one or more open or closed-end  investment  companies or other managed accounts which are advised by NSACT, a registered investment adviser.  NSACT disclosures include securities advised by its indirect  majority-owned  subsidiary,  NorthPointe  Capital,  LLC
("NorthPointe"),  a registered  investment  adviser.  Consistent with Rule 13d-4 under  the  Securities  Exchange  Act of 1934,  this  Schedule  13G shall not be construed as an admission  that NSACT,  or any other person,  is the  beneficial owner of any securities  covered by this statement.  Ownership reported is as of
July 31, 2007.

          a.   Amount beneficially owned:                            2,785,126

          b.   Percent of class                                           8.91%

          c.   Number of shares as to which such person has:

     i.   Sole power to vote or to direct the vote:                          0

     ii.  Shared power to vote or to direct the vote:                2,785,126

     iii. Sole power to dispose or to direct the disposition of:             0

     iv.  Shared power to dispose or to direct the disposition of:   2,785,126

Item 5. Ownership of Five Percent or Less of a Class

        N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     The  clients  of NSACT  and  NorthPointe,  including  investment  companies registered under the Investment  Company Act of 1940 and other managed accounts, have the right to receive  dividends  from as well as the proceeds from the sale of such  securities  reported  on in this  statement.  As of July 31,  2007,  no client's interest related to more than 5%.

Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company

        N/A

Item 8. Identification and Classification of Members of the Group

        N/A

Item 9. Notice of Dissolution of Group

        N/A

Item 10. Certification

     By signing  below I certify  that,  to the best of my knowledge and belief, the  securities  referred to above were  acquired  and are held in the  ordinary course of business  and were not acquired and are not held for the purpose of or with the effect of  changing  or  influencing  the  control of the issuer of the securities  and were not  acquired and are not held in  connection  with or as a participant in any transaction having that purpose or effect.

SIGNATURES

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

                                     NATIONWIDE SA CAPITAL TRUST

                                  By: /s/Gerald J. Holland
                                     Name:    Gerald J. Holland
                                     Title:   Senior Vice President
                                     Date:    August 8, 2007